February 2, 2022

VIA EDGAR

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bluestone Community Development Fund (the “Fund”)

Post-Effective Amendment No. 15 to the Fund’s Registration Statement on Form N-2

File Nos. 333-190432; 811-22875

Dear Ms. Lithotomos:

We are responding to comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on January 10, 2022, via telephone, regarding the Fund’s Post-Effective Amendment (“PEA”) No. 15 to its registration statement on Form N-2 (the “Amendment”). The Amendment was filed pursuant to Rule 486(a) under the Securities Act of 1933, as amended (the “Securities Act”), on December 17, 2021, for the purpose of changing the Fund’s name, changing the periodic interval in the Fund’s fundamental policy of making repurchase offers to shareholders, changing the Fund’s non-fundamental investment policy and incorporating corresponding changes to the Fund’s principal investment strategies and risks, and making other miscellaneous changes.

Your comments on the Amendment have been reproduced with responses following each comment. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Amendment.

General

1.	Comment: The Staff notes that the Fund filed a Consent Solicitation Statement on Schedule 14A on December 22, 2021 pursuant to which Fund shareholders are being asked to approve a change to the periodic interval in the Fund’s fundamental policy of making repurchase offers to shareholders at net asset value (the “Repurchase Policy”) once every twelve (12) months to once every three (3) months. Please confirm supplementally that such a change in the Repurchase Policy will only be reflected in the next PEA to the Fund’s registration statement on Form N-2 if it is approved by Fund shareholders.

Response: The Fund responds by supplementally confirming that the Fund’s next PEA to its registration statement on Form N-2 will only incorporate the change to the Repurchase Policy if such change has been approved by Fund shareholders.

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

February 2, 2022

2.	Comment: Please confirm supplementally that the next PEA to the Fund’s registration statement on Form N-2 will comply with the hyperlinking requirements of the FAST Act.

Response: The Fund responds by supplementally confirming that the next PEA to the Fund’s registration statement on Form N-2 will comply with the hyperlinking requirements of the FAST Act.

Prospectus – Prospectus Summary – Risks

3.	Comment: The Staff notes that the “Limited Operating History of the Adviser” risk factor discloses that Equalize Capital LLC (“Equalize”), the Fund’s investment adviser, has “recently registered with the SEC.” The Staff also notes that the Prospectus discloses that Equalize is formerly known as Bluestone Capital Partners LLC. Please consider revising the risk disclosure to clarify whether Equalize is a new investment adviser. Please also confirm supplementally that Fund shareholder approval of the Fund’s investment advisory agreement with Equalize was not required in connection with the investment adviser’s name change from Bluestone Capital Partners LLC to Equalize.

Response: The Fund responds supplementally by confirming that the investment adviser’s name change from Bluestone Capital Partners LLC to Equalize did not require Fund shareholder approval of the investment advisory agreement between Equalize and the Fund. Bluestone Capital Partners LLC changed its name to Equalize in April 2021 as part of a re-branding initiative; there were no ownership or other organizational changes made in connection with the name change. Accordingly, the Investment Company Act of 1940, as amended, did not require shareholder approval of a new investment advisory agreement between Equalize and the Fund. The current investment advisory agreement was approved by Fund shareholders in April 2019 (when Equalize was named Bluestone Capital Partners LLC). The Fund further responds by revising the “Limited Operating History of Adviser” risk factor in both this section and in the “Risks” section of the Prospectus as follows:

“Limited Operating History of Adviser. The Adviser (f/k/a Bluestone Capital Partners LLC) registered with the SEC in 2019 and has limited experience as the investment adviser to a registered investment company. Prior to 2019, the Adviser had not previously served as an investment adviser to a registered investment company, and the Fund remains the only registered investment company for which it acts in that capacity.”

Prospectus – Summary Prospectus – USDA RD Loans

4.	Comment: This section includes disclosure that “Water & Waste Disposal Loans are guaranteed by the USDA up to a percentage for each fiscal year. Water & Waste Disposal Loans approved in fiscal year 2021 have an 80% guarantee.” Please supplementally discuss the nature of the guarantee for Water & Waste Disposal Loans.

Response: The Fund responds supplementally by noting that Water & Waste Disposal Loans issued by eligible lenders, and all other USDA RD Loans discussed in the Prospectus, are guaranteed by the full faith and credit of the United States government up to the percentage of the loan guarantee published annually in the federal register. Currently, the maximum amount of the loan guarantee is 80%. To be eligible for the guarantee, eligible lenders issuing USDA RD Loans are required to pay an initial guarantee fee which currently ranges from 1.00% to 3.00% depending on the type of USDA RD Loan. Lenders may also be required to pay an annual guarantee retention fee. If a USDA RD Loan borrower is in default, the holder of a participation in the guaranteed portion of the loan may submit a claim to the United States Department of Agriculture, and would be due proceeds from the USDA guarantee on a pro rata basis. The holder of a participation in the unguaranteed portion of a USDA loan would be dependent on the lead lender to liquidate the underlying collateral, and would then be due proceeds from liquidation on a pro rata basis. The disclosure in the Prospectus has been updated accordingly.

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

February 2, 2022

Prospectus – Prospectus Summary – Investment Objective and Strategies

5.	Comment: The Fund’s investment objective states the Fund will seek to invest in a portfolio of loans that are eligible for treatment as community development loans or qualified investments (“Community Development Loans”) under the Community Reinvestment Act of 1977, as amended (“CRA”). Please supplementally explain which governmental entity would make a determination regarding whether a loan is eligible for treatment as a Community Development Loan under the CRA.

Response: The Fund responds by supplementally noting that a determination that the Fund’s Community Development Loan investments will satisfy the community development standards of the CRA and that shares of the Fund will therefore be eligible for favorable consideration in a Bank’s CRA examination will be made by the applicable regulatory agency overseeing the Bank (the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation or the Federal Reserve Board). The “Community Reinvestment Act” section of the Prospectus includes disclosure indicating this and also indicates that there is no assurance that the agencies will concur with the Adviser’s evaluation of Community Development Loans as CRA qualifying.

Prospectus – Summary of Fund Fees and Expenses

6.	Comment: The Fund’s fees and expenses table includes disclosure of the operating expenses limitation agreement entered into between the Fund and Equalize. Please confirm supplementally that this agreement will be in place for at least one year from the effective date of the next PEA to the Fund’s registration statement on Form N-2.

Response: The Fund responds by supplementally confirming that the operating expenses limitation agreement will be in place for at least one year from the effective date of the next PEA to the Fund’s registration statement on Form N-2.

* * *

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

February 2, 2022

If you have any questions regarding these responses, please contact the undersigned at 414-287-9386.

Very truly yours,

Godfrey & Kahn, S.C.

/s/ Thomas A. Bausch

Thomas A. Bausch